File No. 812 14502

UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE
COMMISSION

Washington, DC 20549

In the Matter of
THE LORD ABBETT FAMILY OF FUNDS
AND
LORD, ABBETT & CO. LLC

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, EXEMPTING APPLICANTS FROM SECTIONS 18(f) AND 21(b) OF THE ACT; PURSUANT TO SECTION 12(d)(l)(J) OF THE ACT FOR AN EXEMPTION FROM SECTION 12(d)(l) OF THE ACT; PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(l), 17(a)(2), AND 17(a)(3) OF THE ACT; AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT ARRANGEMENTS

Please send all communications to:

Brooke A. Fapohunda, Esq.
Lord, Abbett & Co. LLC
90 Hudson Street
Jersey City, NJ 07302
Telephone (201) 827-2279
Facsimile (201) 827-3279

Page 1 of 44 Sequentially Numbered Pages, including Exhibits

Exhibit Index appears on Page 39

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the Matter of THE LORD ABBETT FAMILY OF FUNDS and LORD, ABBETT & CO. LLC	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, EXEMPTING APPLICANTS FROM SECTIONS 18(f) AND 21(b) OF THE ACT; PURSUANT TO SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTION 12(d)(l) OF THE ACT; PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(l), 17(a)(2) AND 17(a)(3) OF THE ACT; AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-l THEREUNDER TO PERMIT CERTAIN JOINT ARRANGEMENTS.
2

I.	PRELIMINARY STATEMENT AND BACKGROUND

Lord Abbett Affiliated Fund, Inc. (“Affiliated Fund”); Lord Abbett Bond-Debenture Fund, Inc. (“Bond Debenture Fund”); Lord Abbett Developing Growth Fund, Inc. (“Developing Growth Fund”); Lord Abbett Equity Trust (“Equity Trust”); Lord Abbett Global Fund, Inc. (“Global Fund”); Lord Abbett Investment Trust (“Investment Trust”); Lord Abbett Mid Cap Stock Fund, Inc. (“Mid Cap Stock Fund”); Lord Abbett Municipal Income Fund, Inc. (“Municipal Income Fund”); Lord Abbett Research Fund, Inc. (“Research Fund”); Lord Abbett Securities Trust (“Securities Trust”); Lord Abbett Series Fund, Inc. (“Series Fund”); and Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (“Money Market Fund”) (collectively, the “Funds”); and Lord, Abbett & Co. LLC (“Lord Abbett”) (together with the Funds, the “Applicants”) hereby request an order from the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting them from the provisions of Sections 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(l) of the Act; pursuant to Sections 6(c) and 17(b) of the Act exempting them from Sections 17(a)(l), 17(a)(2), and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and Rule 17d-l thereunder to the extent necessary to permit certain joint arrangements. All entities that currently intend to rely on the requested relief have been named as Applicants.1

The Applicants hereby file this Application for an order permitting the Funds to participate in an interfund lending facility whereby the Funds may directly lend money to and borrow money from each other for temporary purposes (the “Facility”), provided that the loans

[1]	Any other entity that subsequently relies on the order will comply with the terms and conditions in the Application.

3

are made in accordance with the terms and conditions set forth in this Application. Certain Funds may, at any given time, be investing their daily cash balances in repurchase agreements and other short-term investments with banks or other lenders, while other Funds may be borrowing money from banks for temporary purposes to satisfy redemption requests, to cover unanticipated cash shortfalls such as a trade “fail,” or for other temporary purposes. The Funds propose to enter into master loan agreements whereby the Funds would be permitted to lend money directly to, and borrow money directly from, each other for temporary purposes. Through the use of the Facility, the Funds intend to: (i) reduce the costs that would be incurred in borrowing from banks and other lenders; and (ii) enhance their ability to earn higher interest rates on their otherwise uninvested cash balances.

Section 12(d)(l) of the Act prohibits, subject to certain limited exceptions, the purchase by one investment company of the securities of another investment company. Section 17(a)(l) of the Act prohibits an affiliated person of a registered investment company from selling securities or other property to the registered investment company, Section 17(a)(2) of the Act prohibits an affiliated person of a registered investment company from purchasing securities or other property from the registered investment company, and Section 17(a)(3) generally prohibits such an affiliated person from borrowing money or other property from the investment company. Section 17(d) of the Act and Rule 17d-l thereunder generally prohibit an affiliated person of a registered investment company, acting as principal, from entering into any transaction in which the investment company is a joint, or a joint and several participant, unless it has been approved by an order of the Commission. Section 18(f)(l) of the Act prohibits any registered open-end investment company from issuing any “senior security”; however, the investment company may borrow from a bank, provided that the company maintains 300% asset coverage for such loans.

4

Finally, Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if such person controls or is under common control with such registered company.

Applicants request that the relief requested herein apply to any existing and future series of the Funds and any other registered open-end management investment company or its series that (i) is advised by Lord Abbett, any successor thereto or any investment adviser controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the Act) with Lord Abbett or any successor thereto (such entities included in the term “Lord Abbett”),2 and (ii) is part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds (each also included in the term “Fund”).

Applicants request an order to the extent necessary to establish and operate the Facility as described in this Application, subject to the terms and conditions set forth herein. The Facility is intended to be used by the Funds solely as a means of: (i) reducing the costs that would be incurred by the Funds in obtaining bank loans for temporary purposes; and (ii) increasing the return received by the Funds in the investment of their otherwise uninvested daily cash balances. Accordingly, Applicants believe the relief requested is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

II.	STATEMENT OF FACTS

A.	The Funds.

Each Fund is registered as an open-end management investment company under the Act. Each of Affiliated Fund, Bond Debenture Fund, Developing Growth Fund, Global Fund, Mid

[2]	The term “successor” is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

5

Cap Stock Fund, Municipal Income Fund, Research Fund, Series Fund, and Money Market Fund is organized as a Maryland corporation. Each of Equity Trust, Investment Trust, and Securities Trust is organized as a Delaware statutory trust. Certain of the Funds consist of multiple series and all may offer additional series in the future (such series thereof, each also a “Fund”). Certain of the Funds either are, or may be, money market funds that comply with Rule 2a-7 under the Act (each a “Money Market Fund” and collectively, the “Money Market Funds”). The Funds are all in the same “group of investment companies” as defined in Section l2(d)(l)(G)(ii) of the Act.

B.	Lord, Abbett & Co. LLC.

Lord, Abbett & Co. LLC, a Delaware limited liability company, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended, and serves as the investment adviser to each Fund. Lord Abbett and every investment adviser to the Funds will be registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). Lord Abbett may engage one or more affiliated or unaffiliated subadvisers to a Fund (each, a “Subadviser”), and to the extent applicable, will oversee the activities of all Subadvisers. A Subadviser, to the extent utilized by a Fund, will perform its work pursuant to a subadvisory agreement and will be responsible for managing all or a portion of the relevant Fund’s assets, subject to the supervision of Lord Abbett and oversight of each Fund’s board of directors or trustees (each, a “Fund Board” and each such director or trustee, a “Director”). Each Subadviser will be registered as an investment adviser under the Advisers Act or not subject to registration.

C.	Current Borrowing Practices.

At any particular time, while some Funds are lending money to banks or other entities by entering into repurchase agreements or purchasing other short-term instruments, other Funds may need to borrow money from the same or similar banks for temporary purposes to satisfy

6

redemption requests, to cover unanticipated cash shortfalls such as a trade “fail” in which cash payment for a security sold by a Fund has been delayed, or for other temporary purposes. The Funds may borrow money to the extent permitted under the Act, as such may be interpreted or modified by regulatory authorities having jurisdiction from time to time. Current regulations permit a Fund to borrow from a bank in an amount up to 1/3 of the Fund’s total assets (including the amount borrowed), and to borrow additional amounts up to 5% of the Fund’s total assets for temporary purposes. However, the Funds currently do not engage in borrowing for investment purposes.

Affiliated Fund, Bond Debenture Fund, Developing Growth Fund, Equity Trust, Global Fund, Investment Trust, Mid Cap Stock Fund, Municipal Income Fund, Research Fund, Securities Trust, and Series Fund currently have a $500 million committed line of credit with State Street Bank & Trust Company (the “Committed Credit Facility”) for short-term temporary or emergency purposes, including the funding of shareholder redemptions and trade settlements. The interest rate currently charged under the Committed Credit Facility is the higher of (i) the Federal Funds Rate plus 110 basis points or (ii) the Overnight London Interbank Offered Rate plus 110 basis points. In addition, there is currently an annual credit facility fee of nine basis points of the total borrowing limit under the Committed Credit Facility.

When a Fund borrows money under the Committed Credit Facility, it would pay interest on the borrowed cash at a rate that would be higher than the rate that would be earned by other (non-borrowing) Funds on investments in repurchase agreements and other short-term instruments of the same maturity as the bank loan. Applicants state that this differential represents the profit the bank would earn for serving as a middleman between a borrower and

7

lender and is not attributable to any material difference in the credit quality or risk of such transactions.

D.	The Facility.

The Funds seeks to enter into master interfund lending agreements (“Interfund Lending Agreements”) with each other that would permit each Fund to lend money directly to and borrow directly from other Funds through the Facility for temporary purposes (an “Interfund Loan”). The Facility would both reduce the Funds’ potential borrowing costs and enhance the ability of the lending Funds to earn higher rates of interest on their short-term loans. Although the Facility would reduce the Funds’ need to borrow from banks, the Funds would be free to establish committed lines of credit or other borrowing arrangements with unaffiliated banks.

It is anticipated that the Facility would provide a borrowing Fund with significant savings at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions). However, redemption requests normally are effected immediately. The Facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

Similarly, it is anticipated that a Fund could use the Facility when a sale of securities “fails,” for example, due to a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction. “Sales fails” may present a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. Alternatively, the Fund could: (i) “fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day

8

settlement basis, possibly earning a lower return on the investment. Use of the Facility under these circumstances would enable the Fund to have access to immediate short-term liquidity.

While bank borrowings generally could supply needed cash to cover unanticipated redemptions and sales fails, the borrowing Funds would incur commitment fees and/or other charges involved in obtaining a bank loan. Under the Facility, the interfund borrowing rate would be lower than the rate that would be available to the borrowing Fund under short-term loans offered by banks. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements. Thus, the Facility would benefit both borrowing and lending Funds.3

The interest rate to be charged to the Funds on any Interfund Loan (the “Interfund Loan Rate”) would be determined daily and would be the average of: (i) the “Repo Rate,” as defined below; and (ii) the “Bank Loan Rate,” as defined below. The Repo Rate for any day would be the highest rate available to a lending Fund from investment in overnight repurchase agreements with counterparties approved by the Fund or Lord Abbett. The Bank Loan Rate for any day would be calculated by the Interfund Lending Committee, as defined below, each day an Interfund Loan is made according to a formula established by each Fund Board that is intended to approximate the lowest interest rate at which short-term bank loans would be available to the Funds. The interest rate generated by the formula would serve as the “Bank Loan Rate” used to calculate the Interfund Loan Rate. The formula would be based upon a publicly available rate (e.g., Federal funds plus 100 basis points) or another appropriate rate reflective of short-term bank loan rates that could be available to the Funds and would vary with such rate so as to reflect

[3]	In this respect, the Applicants’ proposal is analogous to direct purchase and sale transactions between affiliated investment companies covered by Rule 17a-7. Rule 17a-7 is designed to allow funds to reduce their brokerage costs by dealing directly with one another without the intervention of a broker-dealer. Like the Applicants’ proposal, Rule 17a-7 allows direct dealings between funds where each fund’s board of directors has adopted procedures to assure that the transactions are effected at prices that are fair to both sides of the transaction and are consistent with the investment policy of each fund.

9

changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of each Fund Board. In addition, each Fund Board periodically would review the continuing appropriateness of using the formula to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Funds. The continual monitoring and adjustment of the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, should ensure that the Bank Loan Rate reflects current market rates. Applicants submit that these procedures provide a level of assurance that the Bank Loan Rate would be representative of prevailing market rates.

The Facility would be administered by investment professionals and administrative personnel from Lord Abbett (the “Interfund Lending Committee”). No portfolio manager of any Fund will serve as a member of the Interfund Lending Committee. The Facility would be available to any Fund. On any day on which a Fund intends to borrow money, the Interfund Lending Committee would make an Interfund Loan from a lending Fund to a borrowing Fund only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the Repo Rate and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

Under the Facility, it is anticipated that most loans extended to the Funds would be unsecured. The Facility would permit a Fund to borrow on an unsecured basis if the Fund’s total borrowings from all sources were less than or equal to 10% of its total assets immediately after the interfund borrowing. If a Fund had a secured loan outstanding from any other source or if the Fund’s outstanding borrowings immediately after the interfund borrowing were greater than 10% of its total assets, the Fund could borrow only on a secured basis. Each Fund will borrow in compliance with the investment restrictions for that Fund. If the total outstanding borrowings from all sources of a Fund with outstanding Interfund Loans exceeded 10% of its total assets, the

10

Fund would promptly reduce indebtedness to 10% or less of total assets, or secure each outstanding Interfund Loan.

In addition, amounts borrowed through the Facility would be reasonably related to a Fund’s temporary borrowing needs. In order to facilitate monitoring of these conditions, Applicants will limit a Fund’s borrowings through the Facility, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. The duration of any loans made under the Facility would be limited to the time required to receive payment for securities sold, but in no event more than seven days. All loans would be callable on one business day’s notice by the lending Fund. A borrowing Fund could repay an outstanding loan in whole or in part at any time. While the Funds would pay interest on the borrowings, the Funds would not pay any fees in connection therewith.

Under the Facility, the portfolio manager(s) for each participating Fund could provide standing instructions to participate daily as a borrower or lender. The Interfund Lending Committee on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds from the Funds’ custodian.

The Interfund Lending Committee would allocate borrowing demand and cash available for lending among the Funds on what the Interfund Lending Committee believes to be an equitable basis, subject to certain administrative considerations applicable to all Funds, such as: (i) the time of filing requests to participate; (ii) minimum loan lot sizes; and (iii) the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each Interfund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.

11

The Interfund Lending Committee would not solicit cash for loans from any Fund or prospectively publish or disseminate the amount of current borrowing demand to any portfolio manager. Once it had determined the aggregate amount of cash available for loans and borrowing demand, the Interfund Lending Committee would allocate loans among borrowing Funds without any further communication from a Fund’s portfolio manager(s). There typically will be far more available uninvested cash each day than borrowing demand. Therefore, after the Interfund Lending Committee has allocated cash for Interfund Loans, the Interfund Lending Committee will invest any remaining cash in accordance with the standing instructions of the portfolio manager(s) or such remaining amounts will be invested directly by the Fund’s portfolio manager(s).

The method of allocation and related administrative procedures would be approved by each Fund Board, including a majority of the Directors who are not “interested persons” of the Funds, as that term is defined in Section 2(a)(19) of the Act (“Independent Fund Board Members”), to ensure that both borrowing and lending Funds participate on an equitable basis. Lord Abbett, through the Interfund Lending Committee, would report quarterly to each Fund Board on the participation of the various Funds in the Facility. Each Fund Board would review at least quarterly the relevant Fund’s participation in the Facility to assure that transactions were effected in compliance with any order permitting such transactions and would review at least annually the continuing appropriateness of: (i) the administrative procedures; (ii) the Interfund Loan Rate; and (iii) the Fund’s participation in the Facility. In the event an Interfund Loan is not paid according to its terms and a default is not cured within two business days from maturity or from demand for payment, Lord Abbett promptly would refer the loan for arbitration to an

12

independent arbitrator selected by each Fund Board of the Funds involved, who would have binding authority to resolve any problem promptly.

The Interfund Lending Committee would: (i) monitor the Interfund Loan Rates charged and the other terms and conditions of the loans; (ii) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (iii) ensure equitable treatment of each Fund; and (iv) make quarterly reports to each Fund Board concerning any transactions by the Funds under the Facility and the Interfund Loan Rate charged. Lord Abbett, through the Interfund Lending Committee, would administer the Facility as a disinterested fiduciary as part of its duties under the investment management contract with each Fund and as part of its duties under the administrative services agreement with the Funds, and would receive no additional fee as compensation for its services in connection with the administration of the Facility. This means no Fund will pay any additional fees in connection with the administration of the Facility (i.e., the Funds will not pay standard pricing, record keeping, bookkeeping or accounting fees in connection with the Facility).

If the requested order is granted, no Fund may participate in the Facility unless: (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law; (ii) the Fund has fully disclosed all material information concerning the Facility in its prospectus and/or statement of additional information (“SAI”); and (iii) the Fund’s participation in the Facility is consistent with its investment objectives, investment limitations, and organizational documents.

III.	STATUTORY PROVISIONS

Section 12(d)(1) of the Act prohibits any registered investment company (the “acquiring company”) or any company or companies controlled by such acquiring company from purchasing or otherwise acquiring any security issued by any other investment company (the

13

“acquired company”) if such purchase will result in the acquiring company or companies it controls owning in the aggregate (i) more than 3% of the outstanding voting stock of the acquired company, (ii) securities issued by the acquired company with an aggregate value in excess of 5% of the value of the acquiring company’s total assets, or (iii) securities issued by the acquired company and all other investment companies with an aggregate value in excess of 10% of the value of the acquiring company’s total assets.

Section 17(a)(l) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company. Section 17(a)(2) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Section 17(a)(3) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from borrowing money or other property from the registered investment company. Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if that person controls or is under common control with that company. Section 17(d) and Rule 17d-l thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant, unless, upon application, the transaction has been approved by an order of the Commission.

Section 2(a)(3)(C) of the Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the Act defines “control” as the “power to exercise a

14

controlling influence over the management or policies of a company,” but excludes circumstances in which “such power is solely the result of an official position with such company.”

Section 18(f)(l) of the Act prohibits an open-end investment company from issuing “any senior security except that any such registered company shall be permitted to borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company….” Under Section 18(g) of the Act, the term “senior security” generally includes any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness.

Section 17(b) of the Act generally provides that the Commission may grant an order, upon application, exempting a proposed transaction from the provisions of Section 17(a) of the Act provided that: (i) the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the transaction is consistent with the policy of the investment company as recited in its registration statement and reports filed under the Act; and (iii) the transaction is consistent with the general purposes of the Act.

Rule 17d-l(b) under the Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

15

Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

Similarly, Section 12(d)(l)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of Section 12(d)(l) if and to the extent that such exemption is consistent with the public interest and the protection of investors.

IV.	REQUEST FOR ORDER

The Applicants seek an order pursuant to Section 6(c) of the Act exempting them, to the extent described herein, from the provisions of Sections 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act exempting them from the provisions of Section 12(d)(l) of the Act; pursuant to Sections 6(c) and 17(b) of the Act exempting them from the provisions of Sections 17(a)(l), 17(a)(2), and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and Rule 17d-l thereunder to permit certain joint arrangements and to allow them to participate in the Facility.

Conditions. Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)	The Interfund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

(2)	On each business day, the Interfund Lending Committee will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the Repo Rate and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

(3)	If a Fund has outstanding bank borrowings, any Interfund Loans to the Fund: (i) will be at an interest rate equal to or lower than the interest rate of any outstanding bank loan; (ii) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) will

16

provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

(4)	A Fund may make an unsecured borrowing through the Facility if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund’s interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund’s total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the Facility only on a secured basis. A Fund may not borrow through the Facility or from any other source if its total outstanding borrowings immediately after such borrowing would be more than 33 1/3% of its total assets.

(5)	Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (i) repay all its outstanding Interfund Loans; (ii) reduce its outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition (5) shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

(6)	No Fund may lend to another Fund through the Facility if the loan would cause its aggregate outstanding loans through the Facility to exceed 15% of the lending Fund’s current net assets at the time of the loan.
17

(7)	A Fund’s Interfund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets.

(8)	The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

(9)	A Fund’s borrowings through the Facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days.

(10)	Each Interfund Loan may be called on one business day’s notice by a lending Fund and may be repaid on any day by a borrowing Fund.

(11)	A Fund’s participation in the Facility must be consistent with its investment objectives, investment limitations, and organizational documents.

(12)	The Interfund Lending Committee will calculate total Fund borrowing and lending demand through the Facility, and allocate loans on an equitable basis among the Funds, without the intervention of a Fund’s portfolio manager(s). The Interfund Lending Committee will not solicit cash for the Facility from any Fund or prospectively publish or disseminate loan demand data to any portfolio manager. The Interfund Lending Committee will invest any amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the portfolio manager(s) or such remaining amounts will be invested directly by the Fund’s portfolio manager(s).

(13)	The Interfund Lending Committee will monitor the Interfund Loan Rates charged and the other terms and conditions of the Interfund Loans and will make a quarterly report to each Fund Board concerning the participation of the Funds in the Facility and the terms and other conditions of any extensions of credit under the Facility.

(14)	Each Fund Board, including a majority of the Independent Fund Board Members, will:

(a)	review, no less frequently than quarterly, the relevant Fund’s participation in the Facility during the preceding quarter for compliance with the conditions of any order permitting such transactions;

(b)	establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula; and

(c)	review, no less frequently than annually, the continuing appropriateness of the relevant Fund’s participation in the Facility.
18

(15)	In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, Lord Abbett promptly will refer such loan for arbitration to an independent arbitrator selected by each Fund Board involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.[4] The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to each Fund Board setting forth a description of the nature of any dispute and the actions taken by the Funds involved to resolve the dispute.

(16)	Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the Facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions, including the amount, the maturity, and the Interfund Loan Rate, the rate of interest available at the time the Interfund Loan is made on overnight repurchase agreements and bank borrowings, and such other information presented to the Fund Board in connection with the review required by conditions (13) and (14).

(17)	The Interfund Lending Committee will prepare and submit to each Fund Board for review an initial report describing the operations of the Facility and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the Facility, the Interfund Lending Committee will provide quarterly reports on the operations of the Facility to each Fund Board. Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the Act (a “Fund CCO”), shall prepare an annual report for its Fund Board for each year that the Fund participates in the Facility, which report evaluates the Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance.

Additionally, each Fund CCO will also annually file a certification pursuant to Item 77Q3 of Form N-SAR, as such Form may be revised, amended, or superseded from time to time (“N-SAR”), for each year that the Fund participates in the Facility, that certifies that the Fund and Lord Abbett have established procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, the certification will address procedures designed to achieve the following objectives:

(a)	that the Interfund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate;

(b)	compliance with the collateral requirements as set forth in the Application;

[4]	If the dispute involves Funds with different Fund Boards, the respective Fund Boards will select an independent arbitrator that is satisfactory to each Fund.
19

(c)	compliance with the percentage limitations on interfund borrowing and lending;

(d)	allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Fund Board; and

(e)	that the interest rate on any Interfund Loan does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the Interfund Loan.

Additionally, each Fund’s independent registered public accountants, in connection with their audit examination of the Fund, will review the operation of the Facility for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

(18)	No Fund will participate in the Facility upon receipt of the requisite regulatory and shareholder approval unless it has fully disclosed in its prospectus and/or SAI all material facts about its intended participation.

V.	STATEMENT IN SUPPORT OF THE EXEMPTION

A.	Discussion of Precedents.

The Commission has granted orders permitting several other mutual fund complexes to establish an interfund lending program based on terms and conditions substantially identical to those proposed herein. In the Matter of JNL Series Trust et al., Investment Company Act Rel. No. 31261 (September 24, 2014) (notice), Investment Company Act Rel. No. 31297 (October 20, 2014) (order) (the JNL Order”); In the Matter of BMO Funds, Inc., et al., Investment Company Act Rel. No. 31146 (July 2, 2014) (notice), Investment Company Act Rel. No. 31193 (July 30, 2014) (the “BMO Order”); In the Matter of Ivy Funds et al., Investment Company Act Rel. No. 31068 (June 2, 2014) (notice), Investment Company Act Rel. No. 31138 (June 30, 2014) (order) (the “Ivy Order”); In the Matter of Vanguard Admiral Funds, et al., Investment Company Act Rel. No. 31021 (April 17, 2014) (Notice), Investment Company Act Rel. No. 31044 (May 13, 2014) (Order) (the “Vanguard Order”); In the Matter of DFA Investment Dimensions Group

20

Inc. et al., Investment Co. Act Rel. No. 30976 (March 7, 2014) (notice), Investment Company Act Rel. No. 31001 (April 2, 2014) (“DFA Order”), In the Matter of Fidelity Aberdeen Street Trust et al., Investment Company Act Rel. No. 30258 (November 6, 2012) (notice), Investment Company Act Rel. No. 30288 (December 3, 2012) (order) (the “Fidelity Order”); In the Matter of John Hancock Variable Insurance Trust et al., Investment Company Act Rel. No. 29865 (November 18, 2011) (notice), Investment Company Act Rel. No. 29885 (December 14, 2011) (order) (the “John Hancock Order”); In the Matter of MFS Series Trust I et al., Investment Company Act Rel. No. 29827 (September 30, 2011) (notice), Investment Company Act Rel. No. 29849 (October 26, 2011) (order) (the “MFS Order”); In the Matter of Principal Funds, Inc., Investment Company Act Rel. No. 29824 (September 29, 2011) (notice), Investment Company Act Rel. No. 29843 (October 25, 2011) (order) (the “Principal Funds Order”); and In the Matter of Northern Funds, et al., Investment Company Act Rel. No. 29368 (July 23, 2010) (Notice), Investment Company Act Rel. No. 29381 (August 18, 2010) (Order) (the “Northern Funds Order”)..

Applicants seek relief from Section 17(a)(2) of the Act to the extent that the granting of a security interest by a Fund to another Fund could be deemed to be a knowing “purchase” of a security. Although the term “purchase” is not necessarily inclusive of transfers of all kinds of property rights or equitable interests, including pledges, Applicants contend that the taking of a pledge or security interest in the property of a borrowing Fund by a lending Fund, could be deemed to be a “purchase” by the lending Fund. Applicants believe that since a pledge could be construed to be a purchase and since all prior applicants conditioned their application on granting pledges under certain circumstances, accordingly, Applicants believe that relief from Section 17(a)(2) of the 1940 Act is appropriate to assure that the borrowing funds can pledge their

21

securities as contemplated by Applicants’ proposed Condition (5). The JNL Order, BMO Order, Ivy Order, Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFA Order, and Vanguard Order in particular, are very strong precedent for the relief requested by Applicants in so far as the process used in those applications to administer interfund loans are virtually indistinguishable from that which Applicants propose to use. The JNL Order, BMO Order, Ivy Order, Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFA Order, and Vanguard Order also each grant relief from Section 17(a)(2), as would an order granting the present application.

B.	Discussion in Support of the Application.

The Facility is intended to be used by the Funds solely as a means of: (i) reducing the costs that would be incurred by the Funds in obtaining bank loans for temporary purposes; and (ii) increasing the return received by the Funds in the investment of their otherwise uninvested daily cash balances. Other than its receipt of its fees under the investment management contract with each Fund and the administrative services agreement with the Funds, Lord Abbett has no pecuniary or other interest in establishing the program. Lord Abbett will continue to receive its regular advisory fee irrespective of whether the Facility is established and would receive no additional fee as compensation for its services in connection with the Facility.

Each Fund Board has carefully considered the benefits and possible additional risks to each Fund as a result of its participation in the Facility and has concluded that participation in the Facility would be in the best interests of the Fund. Each Fund Board also has determined that the significant benefits derived from participation in the Facility more than outweigh the nominal additional risks that may be incurred by each Fund. The applicable Fund Board would be required to make a similar determination before any additional Fund could participate in the Facility in the future.

22

The significant benefits to be derived from participation in the Facility will be shared by both the Funds making loans directly to other Funds as well as those Funds borrowing money directly from other Funds. The interest rate formula is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in overnight repurchase agreements and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements. Interfund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the Interfund Lending Committee will compare the Interfund Loan Rate set under the interest rate formula with the available Bank Loan Rate and the Repo Rate on each business day. A Fund would be allowed to participate in the Facility only if the Interfund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate.

Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk. The Applicants believe that the risk of default on Interfund Loans would be de minimis given the extremely high asset coverage requirements for any Interfund Loan, the highly liquid nature of Fund assets, and the other terms and conditions for effecting Interfund Loans as proposed in this Application.

The Facility has been designed to serve only as a supplemental source of credit only for the Funds’ normal short-term borrowing and short-term cash investment activities, which do not involve any significant risks of default.

Each Fund Board has determined that each Fund should be permitted to borrow under the Facility on an unsecured basis only if the Fund’s total borrowings immediately after the interfund borrowing are equal to or less than 10% of its total assets. Moreover, if a borrowing Fund has a secured loan from any other lender, its Interfund Loans also would be secured on the same basis.

23

If a Fund’s total outstanding borrowings from all sources exceed 10% of its total assets, the Fund would repay any outstanding Interfund Loans, would reduce its borrowings to 10% or less of total assets, or would secure each outstanding Interfund Loan.

To assure that a lending Fund’s use of the Facility reflects only the normal levels of short-term investment activity, each Fund Board has determined that each Fund should limit its loans extended through the Facility to no more than 15% of the Fund’s current net assets at the time an Interfund Loan is made.

Each Fund Board further concluded that, given these asset coverage limits and the other terms and conditions discussed herein, any Interfund Loan made through the Facility would represent “high quality” debt with minimal credit risk, fully comparable with, and in many cases superior to, other short-term instruments available to the Funds. It is anticipated that, in order to comply with Rule 2a-7 under the Act, the Money Market Funds will lend through the Facility only if the requisite determinations contemplated by that Rule have been made by Lord Abbett. It is anticipated that a Fund would extend an Interfund Loan only when the borrower’s total borrowings immediately after the Interfund Loan are 10% or less of its total assets (1000% asset coverage). In the relatively few instances when a Fund would extend an Interfund Loan to a borrowing Fund with outstanding loans immediately after the Interfund Loan representing more than 10% of its total assets (up to the 33 1/3% limit), any loan would be fully secured by segregated assets, as well as protected by the borrowing Fund’s asset coverage of at least 300%. If the total outstanding borrowing from all sources of a Fund with outstanding Interfund Loans exceeds 10% of its total assets, the Fund would: (i) repay all outstanding Interfund Loans; (ii) reduce indebtedness to 10% or less of total assets; or (iii) secure each outstanding Interfund Loan, until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets.

24

In addition, if a Fund borrows from one or more banks, all Interfund Loans to that Fund will become subject to at least equivalent terms and conditions with respect to interest rate, collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral for a loan to a borrowing Fund, the lending Fund also would require the pledge of collateral by the borrowing Fund on the same basis regardless of the level of the borrowing Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the lending Fund also would be required to call its loan. In addition, the maturity of an Interfund Loan would never be longer than the maturity of any outstanding bank loan and would in no event exceed seven days. Under these conditions, all Interfund Loans would be effected at least at the same level of protection as required by any bank or other third-party lender to the Fund.

In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call Interfund Loans on one business day’s notice, and the fact that the Independent Fund Board Members will exercise effective oversight over the Facility, each Fund Board believes Interfund Loans to be comparable in credit quality to other money market (short-term) instruments rated “high quality” by independent, nationally recognized statistical rating organizations. Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for Interfund Loans except on the few occasions when a Fund’s total borrowings represent more than 10% of its total assets (or when a third party lending bank requires collateral). Moreover, with respect to loans when the Fund’s total borrowings represent 10% or less of its assets, collateralizing and segregating assets for each Interfund Loan would be burdensome and expensive and would reduce or eliminate the benefits from the Facility. Collateralization and segregation would provide no significant additional safeguard in light of:

25

(i) the high credit quality and liquidity of the borrowing Funds; (ii) the 1000% or greater asset coverage standard for unsecured Interfund Loans; (iii) the demand feature of Interfund Loans; and (iv) the fact that the program for both the borrowing and lending Funds would be administered by Lord Abbett, through the Interfund Lending Committee, and would be subject to the oversight of the Independent Fund Board Members.

Applicants, however, are sensitive to the need for adequate safeguards in the unlikely event there is any possibility of a loan default or payment dispute between a lending and borrowing Fund. To address these concerns, the Applicants propose the following:

(1)	Each Fund’s aggregate Interfund Loans to all Funds will be limited to 15% of its current net assets at the time the loan is made. Although each Fund Board believes Interfund Loans will be of substantially comparable (if not superior) quality and liquidity to overnight repurchase agreements or other comparable short-term instruments, the Funds will impose the foregoing limit on their Interfund Loans as an additional safeguard against the possibility, however remote, that a default by a borrowing Fund might impact a lending Fund’s liquidity.

(2)	In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, Lord Abbett promptly will refer such loan for arbitration to an independent arbitrator selected by each Fund Board involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.[5] The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to each Fund Board setting forth a description of the nature of any dispute and the actions taken by the Funds involved to resolve the dispute.

Applicants believe that the program would not involve any significant risk resulting from potential conflicts of interest. As noted earlier, Lord Abbett, through the Interfund Lending Committee, would administer the Facility as a disinterested fiduciary as part of its duties under the investment management contract with each Fund and as part of its duties under the

[5]	If the dispute involves Funds with different Fund Boards, the respective Fund Boards will select an independent arbitrator that is satisfactory to each Fund.
26

administrative services agreement with the Funds, and would receive no additional fee as compensation for its services in connection with the administration of the Facility. This means the Interfund Lending Committee will not collect any additional fees in connection with the administration of the Facility (i.e., they will not collect standard pricing, record keeping, bookkeeping or accounting fees in connection with the Facility).Lord Abbett, through the Interfund Lending Committee, would administer the program as part of its duties under the investment management contract and administrative services agreement with each Fund, and would receive no additional fee as compensation for its services in connection with the administration of the Facility.

The Facility would not present any significant potential for one Fund to obtain a preferential rate to the disadvantage of any other Fund. Under the Facility, the Funds would not negotiate interest rates between themselves and neither Lord Abbett nor the Interfund Lending Committee would set rates in its discretion. Rather, rates would be determined pursuant to a pre-established formula, approved by each Fund Board, which would be a function of the current rates quoted by independent third parties for short-term bank borrowing and for short-term repurchase agreements. All Funds participating in the Facility on any given day would receive the same rate.

The Facility also would not present any significant potential that the portfolio managers would maintain or expand the Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund. First, the amount of total credit available for Interfund Loans and the amount of interfund borrowing demand would be determined by the Interfund Lending Committee. As discussed above, the Interfund Lending Committee would operate independently of the portfolio managers.

27

The Interfund Lending Committee will accumulate data at least once each business day on the Funds’ total short-term borrowing needs to meet redemptions and to cover sales fails and the Funds’ total uninvested cash positions. The Interfund Lending Committee would not solicit cash for the Facility from any Fund or disseminate total borrowing demand data to any portfolio manager. The Interfund Lending Committee would allocate available cash to borrowing Funds on an equitable basis. No portfolio manager would be able to cause the Fund’s cash balance be loaned to any particular Fund or otherwise intervene in the Interfund Lending Committee’s allocation of loans. The Interfund Lending Committee will invest cash amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the portfolio managers or such remaining amounts will be invested directly by the Fund’s portfolio manager(s).

Second, the portfolio managers typically limit their Funds’ cash reserves to the minimum amount desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds.6

Third, the portfolio managers’ decisions regarding the amount of a Fund’s uninvested cash balance would be unlikely to affect the ability of other Funds to obtain Interfund Loans. The Funds anticipate that, whenever the Interfund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending normally would greatly exceed the demand from borrowing Funds. Although Funds might in rare instances have extraordinary borrowing needs, the high asset coverage limitations of the Facility are expected to restrict its use to customary levels of Fund borrowing.

[6]	A Fund may, however, maintain a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager otherwise is unable to locate favorable investment opportunities.
28

For all the foregoing reasons, and subject to the above terms and conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c), 12(d)(1)(J), and 17(b) of the Act and Rule 17d-l thereunder.

1.	Exemption from Sections 17(a)(3) and 21(b) of the Act.

The Funds may be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the Act by virtue of having Lord Abbett as their common investment adviser and/or by reason of having common officers, directors and/or trustees.. Therefore, Applicants request an order pursuant to Sections 6(c) and 17(b) of the Act, exempting them from the provisions of Sections 17(a)(3) and 21(b), which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company.

(a)	The Terms of the Proposed Transaction Are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.

Applicants submit that the Interfund Loans will be on terms that are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching. As discussed earlier, the interest rates for all Interfund Loans will be based on the same objective and verifiable standards (i.e., the average of the current available Repo Rate and the Bank Loan Rate). Thus, the rate for a borrowing Fund will be lower and, for a lending Fund, will be higher than that otherwise available to them. Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the

29

Interfund Lending Committee and matched on an equitable basis pursuant to procedures approved by the Fund Board, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by each Fund Board, including the Independent Fund Board Members, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

(b)	The Proposed Transactions Will Be Consistent with the Policies Set Forth in Each Fund’s Registration Statement and the General Purposes of the Act.

All borrowings and Interfund Loans by the Funds will be consistent with the organizational documents and investment policies of the respective Funds.

Section 21(a) of the Act provides that a registered investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission. Similarly, Subparagraphs (B) and (G) of Section 8(b)(l) of the Act require that registered investment companies disclose the extent to which, if at all, they intend to engage in borrowing money and making loans to other persons. If the relief requested herein is granted, each Fund will include disclosure in its SAI regarding the possibility of the Fund’s participation in the Facility. A Fund would disclose all material information regarding the Facility in its SAI as long as the Fund participates in the Facility.

The Facility also is consistent with the general purposes of the Act and specifically Sections 17(a)(3) and 21(b). These sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment

30

company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.7 The proposed transactions do not raise such concerns because: (i) Lord Abbett, through the Interfund Lending Committee, would administer the program as a disinterested fiduciary as part of its duties under the investment management contract with each Fund and as part of its duties under the administrative services agreement with the Funds; (ii) all Interfund Loans would consist only of uninvested cash reserves that the lending Fund otherwise would invest in short-term repurchase agreements or other short-term instruments; (iii) the Interfund Loans would not involve a significantly greater risk than such other investments; (iv) the lending Fund would earn interest at a rate higher than it otherwise could obtain through such other investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements and avoid the up-front commitment fees associated with committed lines of credit. Moreover, the other terms and conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

For the foregoing reasons, and in light of the other terms and conditions that the Applicants propose in this Application, Applicants submit that the transactions to be effected under the Facility are consistent with the general purposes of the Act.

2.	Exemption from Sections 17(a)(l), 17(a)(2), and 12(d)(1) of the Act.

As noted above, Applicants submit that the Facility would not involve transactions by any “affiliated persons” of a Fund. Applicants further submit that the Facility would involve

[7]	The affiliated borrowing transactions covered by Section 21(b) also are covered by Section 17(a)(3). To the extent that Congress intended Section 21(b) to cover some more specific abuse, the Section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775, 76th Cong. 3d Sess. 15 (1940), House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940). The lending transactions at issue here, of course, do not involve upstream loans.
31

cash items and not the issuance or sale of any “security” by a borrowing Fund to a lending Fund within the meaning of Sections 17(a)(l) or 12(d)(1) of the Act. However, because of the broad definition of a “security” in Section 2(a)(36) of the Act, the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(l) and 12(d)(l) of the Act. Section 17(a)(2) of the Act prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the registered investment company. Pursuant to conditions (3), (4) and (5), a borrowing Fund would be required to pledge assets to a lending Fund under certain circumstances. Such a pledge of assets could be construed as a purchase of the borrowing Fund’s securities or other property for purposes of Section 17(a)(2) of the Act.8 Thus, the Applicants seek through this Application to eliminate any possible questions or doubts concerning their participation in the Facility.

Applicants submit that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and policies and purposes of the Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b).

The primary purpose of Sections 17(a)(1) and 17(a)(2) is to prevent persons with the power to control an investment company from using that power to their own pecuniary advantage in connection with the sale of securities or other property, i.e., to prevent self-dealing.9 Because the interest rate formula is objective and verifiable and the same rate would apply equally to all Funds participating in the Facility on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and

[8]	See Rubin v. United States, 449 U.S. 424 (1981). See also Salomon Brothers Asset Management Inc., et al., Investment Company Act Release Nos. 24181 (Dec. 1, 1999) (notice) and 24222 (Dec. 28, 1999) (order).
[9]	See, e.g., S. Rep. No. 1775, 76th Cong., 3 Sess. 6 (1940).
32

reasonable and do not involve overreaching. In addition, because each Fund’s daily borrowing demand or cash reserve would be determined independently of those of any other participating Funds and all such decisions would be aggregated by the Interfund Lending Committee and matched on an equitable basis pursuant to procedures approved by the relevant Fund Board, the operation of the program will substantially eliminate the possibility of any one Fund being disadvantaged by another participating Fund.

The requested relief from Section 17(a)(2) of the Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is another Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an Interfund Loan will be available solely to secure repayment of such Interfund Loan.

Furthermore, Applicants submit that the Facility does not involve the type of abuse at which Section 12(d)(l) was directed. Section 12(d)(l) imposes certain limits on an investment company’s acquisitions of securities issued by another investment company. That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investments. In the instant case, the entire purpose of the Facility is to provide economic benefits for all the participating Funds and their shareholders. There would be no duplicative costs or fees to the Funds or their shareholders. Lord Abbett, through the Interfund Lending Committee, would administer the Facility as a disinterested fiduciary under its existing investment management agreement with the Funds and would receive no additional compensation for its services in connection with the administration of the Facility.

33

Under these circumstances, to include Interfund Loans within the limitations of Section 12(d)(l) would not enhance investor protection, but rather would restrict a lending Fund’s ability to acquire the securities of other investment companies, which the Fund otherwise could acquire under Section 12(d)(l). Applicants submit that such a restriction upon a Fund’s investment flexibility would be contrary to the best interests of Fund shareholders.

3.	Order Pursuant to Section 17(d) of the Act and Rule 17d-l Thereunder.

Applicants also believe that the Facility would not involve any “joint enterprise” with any affiliated person subject to Section 17(d) and Rule 17d-l thereunder. To avoid any possible issue, however, Applicants seek an order under these provisions to the extent necessary to implement the Facility.

Section 17(d), like Section 17(a), was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) is to avoid overreaching and unfair advantage to insiders.10 For the same reasons discussed above with respect to Section 17(a), each Applicant’s participation in the Facility would not involve overreaching or unfair advantage. Furthermore, the Facility is consistent with the provisions, policies and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and limitations. Thus, each Fund’s participation in the Facility would be on terms that are no different from or less advantageous than those of other participating Funds.

[10]	See, e.g., Hearings on S.3580 Before a Subcomm. of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

34

4.	Exemption from Section 18(f)(1) of the Act.

Applicants request exemptive relief under Section 6(c) from Section 18(f)(l) to the limited extent necessary to implement the Facility (because the lending Funds are not banks). Section 18(f)(l) of the Act prohibits an open-end investment company from issuing “any senior security or to sell any senior security of which it is the issuer, except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company....” Applicants seek exemption from this provision only to the limited extent necessary to permit a Fund to borrow directly from other Funds in amounts, as measured on the day when the most recent loan was made, and subject to all the terms and conditions proposed hereunder, including the condition that immediately after any unsecured borrowing there is at least 1000% asset coverage for all interfund borrowings of the borrowing Fund. The Funds would remain subject to the requirement of Section 18(f)(l) that all of a Fund’s borrowings, including combined interfund and bank borrowings, have at least 300% asset coverage.

Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Funds to borrow directly from other Funds pursuant to the Facility is fully consistent with the purposes and policies of Section 18(f)(1). Applicants further submit that the exemptive relief requested for the operation of the Facility is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at reduced costs and it will enable lending Funds to earn a higher return on their uninvested cash balances without materially increased risk and without involving any overreaching.

35

VI.	CONCLUSION

For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions set forth above, would be reasonable and fair, would not involve overreaching, and would be consistent with the investment policies of the Funds and with the general purposes of the Act. Applicants also submit that their participation in the Facility would be consistent with the provisions, policies, and purposes of the Act, and would be on a basis that is not different from or less advantageous than that of other participating Funds.

VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(c)(1) under the Act, the Applicants hereby represent that all requirements for the execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the Articles of Incorporation or Declaration of Trust, as applicable, and By-Laws of the Funds and the corporate organizational documents of Lord Abbett, and that the undersigned is fully authorized to execute and file this Application and any amendments thereto.

Pursuant to Rule 0-2(f) under the Act, the Applicants hereby state that the address of the Funds and Lord Abbett is as follows:

90 Hudson Street
Jersey City, NJ 07302

The Applicants further state that all communications concerning this Application should be directed to:

Brooke A. Fapohunda, Esq.
Lord, Abbett & Co. LLC
90 Hudson Street
Jersey City, NJ 07302
Telephone (201) 827-2279
Facsimile (201) 827-3279

36

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application. The authorizations required by Rule 0-2(c) under the 1940 Act are included in this application as Exhibits A-1 and A-2. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibits B-1 and B-2.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Respectfully submitted,

The Lord Abbett Family of Funds

Lord Abbett Affiliated Fund, Inc.
Lord Abbett Bond-Debenture Fund, Inc.
Lord Abbett Developing Growth Fund, Inc.
Lord Abbett Equity Trust
Lord Abbett Global Fund, Inc.
Lord Abbett Investment Trust
Lord Abbett Mid Cap Stock Fund, Inc.
Lord Abbett Municipal Income Fund, Inc.
Lord Abbett Research Fund, Inc.
Lord Abbett Securities Trust
Lord Abbett Series Fund, Inc.
Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc.

By:	/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President and Assistant Secretary

Date: October 9, 2015

37

Lord, Abbett & Co. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel

Date: October 9, 2015

38

EXHIBIT INDEX

Exhibit			Page

A.	Certifications required pursuant to Rule 0-2(c)

	1.	The Lord Abbett Family of Funds	41

	2.	Lord, Abbett & Co. LLC	43

B.	Verifications required pursuant to Rule 0-2(d)

	1.	The Lord Abbett Family of Funds	44

	2.	Lord, Abbett & Co. LLC	45

39

Exhibit A-1

The Lord Abbett Family of Funds
Certification Pursuant to Rule 0-2(c)(1)

The undersigned hereby certifies as follows:

1.	I am the Vice President and Assistant Secretary, a duly authorized officer, of Lord Abbett Affiliated Fund, Inc., Lord Abbett Bond-Debenture Fund, Inc., Lord Abbett Developing Growth Fund, Inc., Lord Abbett Equity Trust, Lord Abbett Global Fund, Inc., Lord Abbett Investment Trust, Lord Abbett Mid Cap Stock Fund, Inc., Lord Abbett Municipal Income Fund, Inc., Lord Abbett Research Fund, Inc., Lord Abbett Securities Trust, Lord Abbett Series Fund, Inc., and Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (each, a “Fund”).

2.	In such capacity, I have examined the records of actions taken by the Board of Trustees or Board of Directors, as applicable, of each Fund.

3.	Each Board has duly adopted the following resolutions, and such resolutions have not been revoked or rescinded, and are in full force and effect:

RESOLVED, that the appropriate officers of each of Lord Abbett Affiliated Fund, Inc., Lord Abbett Bond-Debenture Fund, Inc., Lord Abbett Developing Growth Fund, Inc., Lord Abbett Equity Trust, Lord Abbett Global Fund, Inc., Lord Abbett Investment Trust, Lord Abbett Mid Cap Stock Fund, Inc., Lord Abbett Municipal Income Fund, Inc., Lord Abbett Research Fund, Inc., Lord Abbett Securities Trust, Lord Abbett Series Fund, Inc., and Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (collectively, the “Funds”) be, and each of them hereby is, authorized to prepare, execute and file with the SEC an application pursuant to Section 6(c) of the Investment Company Act, for an order or orders of exemption from the provisions of Sections 18(f) and 21(b) of the Investment Company Act, pursuant to Section 12(d)(l)(J) of the Investment Company Act for an exemption from Section 12(d)(l) of the Investment Company Act, pursuant to Sections 6(c) and 17(b) of the Investment Company Act for an exemption from Sections 17(a)(l), 17(a)(2), and 17(a)(3) of the Investment Company Act, and pursuant to Section 17(d) of the Investment Company Act and Rule 17d-l thereunder to permit certain joint arrangements, all in connection with a proposed interfund lending facility (the “Application”); and further

RESOLVED, that the appropriate officers of the Funds be, and each of them hereby is, authorized to file with the SEC any amendments to the Application in such form as they, with the advice of counsel, deem necessary or appropriate; and further

40

RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and further

RESOLVED, that the proper officers of the Funds be, and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the interest of the foregoing resolutions; and further

RESOLVED, that each of the foregoing resolutions is consistent with the best interests of the Funds and their shareholders.

IN WITNESS WHEREOF, I have hereunto set my hand on the date set forth below.

/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President and Assistant Secretary

October 9, 2015

41

Exhibit A-2

Lord Abbett & Co. LLC
Certification Pursuant to Rule 0-2(c)(1)

The undersigned hereby certifies as follows:

Under the provisions of the limited liability company agreement of Lord, Abbett & Co. LLC (“Lord Abbett”), I, as a Member of Lord Abbett, have the right and authority to sign and file an application (including any necessary or appropriate amendments to such application) for an order exempting Lord Abbett from sections of the Investment Company Act of 1940, as amended, and rules thereunder.

IN WITNESS WHEREOF, I have hereunto set my hand on the date set forth below.

/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel

October 9, 2015

42

EXHIBIT B-1

Verification of The Lord Abbett Family of Funds Pursuant to Rule 0-2(d)

The undersigned, being duly sworn, deposes and says that she has executed the attached Application, dated October 9, 2015, for and on behalf of each of Lord Abbett Affiliated Fund, Inc., Lord Abbett Bond-Debenture Fund, Inc., Lord Abbett Developing Growth Fund, Inc., Lord Abbett Equity Trust, Lord Abbett Global Fund, Inc., Lord Abbett Investment Trust, Lord Abbett Mid Cap Stock Fund, Inc., Lord Abbett Municipal Income Fund, Inc., Lord Abbett Research Fund, Inc., Lord Abbett Securities Trust, Lord Abbett Series Fund, Inc., and Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (each, a “Fund”); that she is a Vice President and the Secretary of each Fund; and that all action by each Fund’s board of directors or trustees necessary to authorize deponent to execute and file such Application has been taken. The undersigned further states that she is familiar with such Application and the contents of such Application, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

October 9, 2015

/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President and Assistant Secretary
43

EXHIBIT B-2

Verification of Lord, Abbett & Co. LLC Pursuant to Rule 0-2(d)

The undersigned, being duly sworn, deposes and says that he has executed the attached Application, dated October 9, 2015, for and on behalf of Lord, Abbett & Co. LLC (“Lord Abbett”); that he is a Member and the General Counsel of Lord Abbett; and that all action by Lord Abbett’s officers necessary to authorize deponent to execute and file such Application has been taken. The undersigned further states that he is familiar with such Application and the contents of such Application, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

October 9, 2015

/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel
44